Exhibit 99.1

Sun Life increases Common Share dividend and declares dividends on Preferred Shares payable in Q4 2025

TORONTO, Nov. 5, 2025 /CNW/ - The Board of Directors ("the Board") of Sun Life Financial Inc. ("the Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.92 per share on the common shares of the Company has been declared, payable December 31, 2025 to shareholders of record at the close of business on November 26, 2025. This represents a 4 cent increase to the amount paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable December 31, 2025 to shareholders of record at the close of business on November 26, 2025:

Series 3	0.278125
Series 4	0.278125
Series 5	0.281250
Series 8R	0.264375
Series 9QR	0.256529
Series 10R	0.185438
Series 11QR	0.304419

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2025, Sun Life had total assets under management of $1.62 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

To contact Sun Life media relations, please email Media.Relations@sunlife.com.

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com.

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:02e 05-NOV-25